[Builders FirstSource Letterhead]
August 10, 2009
Via EDGAR Filing and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549
Attention: Ms. Tracey McKoy

Re:	Builders FirstSource, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement Filed April 9, 2009 File No. 000-51357
Dear Ms. McKoy:
We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 27, 2009 (the “Comment Letter”) relating to the Form 10-K filed by Builders FirstSource, Inc. (the “Company”) on March 2, 2009 and the Definitive Proxy Statement filed by the Company on April 9, 2009. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.
Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.
Form 10-K for the Fiscal Year Ended December 31, 2008
Liquidity and Capital Resources, page 17
     1. Your response to prior comment 2 indicates that you do not believe a roll-forward of reserves on an interim basis is meaningful to an investor in evaluating your liquidity and projected availability under your credit facility. Considering the material nature of accounts receivable and inventory balances to your financial statements as a whole and the 5.6% impact of bad debt expense to your loss from operations during the three months ending March 31, 2009, a roll-forward of these accounts in accordance with Rule 10(a)(5) of Regulation S-X would provide an investor insight into significant changes to these accounts subsequent to year-end. Furthermore, at a minimum, the schedule of valuation and qualifying accounts is required for each period for which an audited income statement is provided in your annual report pursuant to Rule 5-.04 of Regulation S-X. Please revise future filings accordingly.

     Company Response:
     We include a detailed schedule of our borrowing base and related borrowing availability in our liquidity discussion. It allows the reader to directly assess changes in our accounts receivable and inventory accounts and the related impact on our liquidity on an interim basis. As previously discussed in response 2 to the comment letter dated April 27, 2009, GAAP reserves do not directly relate to or influence borrowings under our credit facility. A roll-forward of specific reserves on an interim basis would not provide readers any further clarity than what is already disclosed. In addition, no significant or unusual adjustments were made to the reserves during the interim period.
     In terms of our allowance for doubtful accounts, we already disclose beginning and ending allowance balances as well as our bad debt expense. The only item not specifically disclosed is accounts receivable charge-offs, net of recoveries, which can be readily attained from the other disclosures.
     In future periods when an audited income statement is presented, we will provide a schedule of valuation and qualifying accounts.
     2. We have read your response to prior comments 5 and 6. You state in your proposed disclosure that at December 31, 2008, the excess of implied fair value over the carrying value of goodwill for each of your reporting units ranged from $9.4 million to $76.5 million, however we are unable to determined which reporting units represent the lower end of that range and how much goodwill you have allocated to those specific reporting units. This information provides an investor insightful information into potential exposure for impairment in your individual reporting units. Accordingly, please revise your proposed disclosure to provide the amount of allocated goodwill, the implied fair value and cushion for each reporting unit. For reporting units where the implied fair value does not materially exceed the carrying value of goodwill please provide a robust discussion of the factors that could trigger an impairment. Please show us your proposed disclosure you intend to provide in future filings. Refer to Sections 501.04 and .05 of the Financial Reporting Codification. Please provide us, supplementally, your 2008 annual goodwill impairment test.
     Company Response:
     We believe our proposed disclosure complies with Sections 501.04 and .05 of the Financial Reporting Codification and with FAS 142. However, in light of the Staff’s concerns expressed above, we respectfully propose to expand our critical accounting policies disclosure to substantially read as follows. Changes from our previous response have been underlined:
     Goodwill. Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At December 31, 2008, our goodwill balance was $111.2 million, representing 21.3% of our total assets.

     We test goodwill for impairment in the fourth quarter of each year or at any other time when impairment indicators exist. Examples of such indicators that could cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, significant deterioration in market share or a loss of key personnel. Our industry has been in a significant and severe downturn for the past three years. In this environment, we have closely monitored the trends in economic factors and their effects on operating results to determine if an impairment trigger was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and performed interim impairment tests when warranted. The macroeconomic factors that affect our industry, primarily the continued decline in housing starts, have caused us to re-evaluate our expectations for a number of our reporting units. Housing starts are a significant sales driver for us. If there is a significant decline in housing starts, this could adversely affect our expectations for a reporting unit and the value of that reporting unit. Additionally, since September 30, 2008, our stock price has been adversely affected by the significant decline in the overall stock market. With the decline in our stock price, our market capitalization and enterprise value has also declined. For our 2008 annual impairment test, we believe that the decline in market capitalization and enterprise value was a contributing factor, but not the overriding factor in determining the need to recognize additional impairment. The overriding factor was the continued decline in the macroeconomic conditions that affect our industry, specifically housing starts in our markets which were down 42.5% from 2007 and 45.6% in the fourth quarter of 2008 compared to the fourth quarter of 2007. We recognized goodwill impairments of $44.0 million and $16.9 million which were included in asset impairments in our consolidated statements of operations in Item 8 on this annual report on Form 10-K in 2008 and 2007, respectively. We did not have any goodwill impairments for continuing operations in 2006.
     The process of evaluating goodwill for impairment involves the determination of fair value of our reporting units. Our reporting units: Atlantic, Raleigh, Southeast, Florida, Ohio, Dallas, and South Texas represent financially discrete, self-sustaining components of our three regional operating segments. We evaluate goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, the second step of the process is performed to measure the amount of impairment. In step two the estimated fair value of the reporting unit is allocated to all other assets and liabilities of that reporting unit based on their respective fair values. The excess of the fair value of the reporting unit over the amount allocated to its assets and liabilities is the implied fair value of goodwill. Goodwill impairment is measured as the excess of the carrying value over its implied fair value. The fair value of a reporting unit is estimated based upon the projected discounted cash flow expected to be generated from the reporting unit using a discounted cash flow methodology. Where available and appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow.
     We developed a range of fair values for our reporting units using a five-year discounted cash flow methodology. Inherent in such fair value determinations are estimates relating to future cash flows, including revenue growth, gross margins, operating expenses and long-term growth rates, and our interpretation of current economic indicators and market conditions and their impact on our strategic plans and operations. Due to the uncertainties associated with such estimates, interpretations and assumptions, actual results could differ from projected results, and further impairment of goodwill could be recorded. Future non-cash impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements.
     Significant information and assumptions utilized in estimating future cash flows for our reporting units includes publicly available industry information on projected single-family housing starts and lumber commodity prices which are used to project revenue. Projected gross margins and operating expenses reflect the impact of recent headcount reductions and other cost reduction initiatives and are flexed in future years based upon historical trends at various revenue levels. Long-term growth was based upon terminal value earnings before interest, taxes, depreciation and amortization (EBITDA) multiples of 5.5x for all reporting units to reflect the relevant expected acquisition price. A discount rate of 15.7% was used for all reporting units and is intended to reflect the weighted average cost of capital for a potential market participant and include all risks of ownership and the associated risks of realizing the stream of projected future cash flows. Decreasing the long-term growth to an EBITDA multiple of 4.5x, or increasing the discount rate by 1.0% to 16.7%, would not have changed the results of our impairment testing.
     At December 31, 2008, the excess (or “cushion”) of the implied fair value of goodwill over the carrying value of goodwill for each of our five reporting units which have remaining goodwill balances ranged from $9.4 million to $76.5 million. The cushion for two of our reporting units at December 31, 2008, was $9.4 million and $10.2 million. Moderate deviations from projected cash flows for these reporting units could result in future goodwill impairment. These reporting units had goodwill balances of $13.5 million and $20.3 million at December 31, 2008. Factors that could negatively impact estimated future cash flows and trigger additional impairment include, but are not limited to, unexpected competition, lower than expected housing starts, an increase in our weighted average cost of capital, and significant changes in material or labor cost. Future non-cash impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period, but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements. At December 31, 2008, we reconciled to within a reasonable range, the estimated fair value of the Company as determined by the sum of the discounted cash flows of our reporting units to our market capitalization, using an estimated control premium of 27%.
     We have also supplementally provided to you under separate cover our 2008 annual goodwill impairment calculations for our five reporting units that had a goodwill balance at December 31, 2008. We have requested that this information receive confidential treatment under the Freedom of Information Act and have requested that such information be returned to the Company pursuant to Exchange Act Rule 12b-4.
* * *

As requested in the Comment Letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please feel free to contact me at (214) 880-3585.

Yours truly,
/s/ M. Chad Crow
M. Chad Crow
Vice President and Chief Accounting Officer